UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

END OF THE PERIOD AND RESULT OF THE RIGHT OF WITHDRAWAL

Telefônica Brasil S.A. (“Company”), in continuity to the Notice to Shareholders published on January 12, 2026, hereby informs its shareholders that, on February 11, 2026, the period for the exercise of the right of withdrawal by dissenting shareholders of the resolutions approved at the Extraordinary Shareholders’ Meeting of the Company, held on January 9, 2026, has ended. At the meeting, shareholders approved (i) the ratification of the Company’s acquisition of 24.99% of the shares and 1 subscription bonus issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”), previously held by Caisse de dépôt et placement du Québec, as well as 25.01% of the shares and 1 subscription bonus issued by Fibrasil, previously held by Fibre Brasil Participações S.A.; and (ii) the amendment to Article 2 of the Company’s Bylaws, which addresses the corporate purpose, to include additional activities in order to update and complement the Company’s scope in, light of its positioning and business opportunities related to its strategy.

Therefore, the Company informs that, up to the end of the period, there was no exercise of the right of withdrawal by any shareholder holding common shares issued by the Company.

São Paulo, February 12, 2026.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director